Exhibit 1.01
STEEL PARTNERS HOLDINGS L.P.
CONFLICT MINERALS REPORT
(For the Calendar Year Ended December 31, 2016)

Introduction

Steel Partners Holdings L.P. ("SPLP" or the "Company") is a diversified global holding company that engages, through subsidiaries and affiliates, in multiple businesses. In particular, its consolidated subsidiaries engage in such businesses as diversified industrial products, energy, banking and youth sports.

This Conflict Minerals Report is submitted pursuant to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the U.S. Securities and Exchange Commission's implementation rules and regulations related thereto (collectively, "Section 1502"). Defined terms used but not otherwise defined in this Conflict Minerals Report shall be as defined by Section 1502.

SPLP has carefully reviewed the activities of its consolidated subsidiaries, and concludes that this Conflict Minerals Report should address the activities of the Company's majority-owned subsidiary, Handy & Harman Ltd. ("HNH"). Based on its review, the Company does not believe the products manufactured or contracted to be manufactured by SPLP's remaining consolidated subsidiaries contain Conflict Minerals potentially necessary to the production or functionality of the Company's and its subsidiaries' products.

HNH, through its wholly-owned operating subsidiaries, is a diversified manufacturer of engineered niche industrial products. As of December 31, 2016, HNH's primary product portfolio consisted of the following products: brazing alloys and related products; steel tubing products; roofing and decking products, and associated fastening systems; glass and aramid substrate materials; meat-room blade products and wood cutting blade products; power conversion products; power electronics, motion control, power protection, power quality electromagnetic equipment, and custom gears and gearboxes. With these products, HNH serves a diverse customer base, including the construction, electrical, electronics, transportation, power control, utility, medical, oil and gas exploration, aerospace and defense, and food industries. The information contained in this Conflict Minerals Report includes the activities of substantially all of HNH's majority-owned subsidiaries as of December 31, 2016.1

Reasonable Country of Origin Inquiry

HNH conducted a reasonable country of origin inquiry ("RCOI") for the operations of its wholly-owned subsidiaries as of December 31, 2016. HNH supports the Conflict-Free Sourcing Initiative ("CFSI") and uses the CFSI's Conflict Minerals Reporting Template ("CMRT") as part of its RCOI process.

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1 On June 1, 2016, HNH acquired SL Industries, Inc. ("SLI"). SLI designs and manufactures power electronics, motion control, power protection, power quality electromagnetic equipment, and custom gears and gearboxes used in a variety of medical, commercial and military aerospace, computer, datacom, industrial, lighting, and telecom applications. Except as set forth below, this Conflict Minerals Report includes the activities of SLI and its subsidiaries.

On September 30, 2016, SL Montevideo Technology, Inc. ("SMTI"), an indirect wholly-owned subsidiary of HNH, entered into an Asset Purchase Agreement (the "Purchase Agreement") with Hamilton Sundstrand Corporation ("Hamilton"). Pursuant to the Purchase Agreement, SMTI acquired from Hamilton certain assets of Hamilton's Electromagnetic Enterprise division used in the manufacturer of electric motors, starters and generators for certain commercial applications, including for use in commercial hybrid electric vehicles and refrigeration and in the aerospace and defense sectors. This Conflict Minerals Report does not include the activities of the newly acquired division.

HNH reviewed its product portfolio and determined that some of its products contain or may contain Conflict Minerals potentially necessary to the production or functionality of the product in question. HNH's operating subsidiaries do not purchase any Conflict Minerals directly from any Covered Country. As such, HNH relies on its direct suppliers to provide information on the origin of any Conflict Minerals contained in any components and materials supplied to its operating subsidiaries, including sources of Conflict Minerals that are supplied to them from lower tier suppliers.

As part of the foregoing, HNH's products and suppliers were assessed in order to identify Conflict Minerals scope and risk. HNH in good faith determined that it was not practical to conduct a survey of all suppliers in its supply chain. Rather, HNH determined that a reasonable approach was to conduct a survey of direct suppliers if the components and materials supplied by those firms suggested they were likely to contain Conflict Minerals or had been confirmed to contain Conflict Minerals.

HNH identified 593 direct suppliers ("In-Scope Suppliers") for inclusion in HNH's 2016 RCOI. HNH surveyed the In-Scope Suppliers with the assistance of the consulting firm Resources Global Professionals ("RGP"). In addition, the HNH continued to utilize the iPoint Conflict Materials Platform to survey the In-Scope Suppliers and send the CMRT. HNH reviewed submitted CMRTs against established criteria to determine if further follow-up was required. HNH sent additional requests to those In-Scope Suppliers who did not complete the CMRT after the initial request or whose CMRT was determined to be incomplete. As necessary, HNH provided guidance to those In-Scope Suppliers who were unfamiliar with the CMRT. After completing its procedural escalations steps, HNH received completed responses from 328 of the In-Scope Suppliers surveyed (55% response rate).

From the 328 responses received, the In-Scope Suppliers identified 680 smelters or refiners. Of the 680 smelters or refiners, 583 (or 86%) were identified as certified conflict free smelters (as determined by the CFSI).

Due Diligence

Design of Due Diligence Framework

HNH has designed its conflict minerals due diligence process to be in accordance, in all material respects, with the five-step framework for risk-based due diligence in the mineral supply chain set forth in the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas.

Step	Actions Taken
Establish strong company management systems.
HNH has established its Conflict Minerals Policy, which is publicly available on HNH's website at www.handyharman.com/compliance.php.

HNH has established a corporate, cross-functional working team to manage its conflict mineral due diligence process. This team is responsible for HNH's Conflict Minerals Policy, its implementation and monitoring, and providing support and instruction on the conflict minerals due diligence measures that are required to be implemented for each of HNH's operating subsidiaries.

HNH has established a process and management system for tracking conflict minerals due diligence and previously engaged a third-party consulting firm with subject matter expertise to assist HNH with this process.

Each of HNH's operating subsidiaries has appointed an employee responsible for supporting HNH's conflict minerals due diligence program. These employees have been provided training by, and access to, the third-party consulting firm's subject matter expert to assist them with the implementation of HNH's conflict minerals program.

HNH's conflict minerals program is monitored by, and subject to reporting to, its senior management, as well as HNH's Audit Committee.

HNH encourages individuals or suppliers who wish to report possible violations of HNH's Conflict Minerals Policy and has established a grievance mechanism whereby individuals can contact HNH with any concerns related thereto. Please see "Other Items" below.

Identify and assess risks in the supply chain.
Please see "Due Diligence Measures Performed" below.

HNH has developed a process for all of its operating subsidiaries to provide support with evaluating risk in their individual supply chains. Risk is assessed based on suppliers' answers provided in the CMRT.

Where applicable and appropriate, HNH uses industry validation schemes to identify compliant smelters and refiners for use in its supply chain.

Design and implement a strategy to respond to identified risks.
HNH reports information gathered and the actual and potential risks identified from its conflict minerals due diligence to senior management.

HNH adheres to its Conflict Minerals Policy and communicates with its direct suppliers HNH's supply chain due diligence expectations with respect to Conflict Minerals.

HNH works with its direct suppliers to improve reporting on "upstream" supply chain due diligence.

Carry out independent third-party audit of smelter/refiner's due diligence practices.
HNH does not typically have a direct relationship with mines, smelters or refiners of Conflict Minerals and thus does not perform or direct audits of these entities.

HNH does track the mines, smelters and refiners that have been identified by its direct suppliers as part of the CFSI and will take appropriate action as necessary based on HNH's Conflict Minerals Policy.

Report on supply chain due diligence.
Per its Conflict Minerals Policy, HNH will submit and comply with its obligations under Form SD, including, but not limited to, its filing of a Conflict Minerals Report as required.

HNH's Conflict Minerals Report is publicly available on its website at www.handyharman.com/compliance.php.

Due Diligence Measures Performed

HNH identified 593 In-Scope Suppliers for inclusion in its 2016 RCOI. HNH surveyed the In-Scope Suppliers with the assistance of the consulting firm RGP. In addition, HNH continued to utilize the iPoint Conflict Materials Platform to survey the In-Scope Suppliers and send the CMRT. HNH reviewed submitted CMRTs against established criteria to determine if further follow-up was required. HNH sent additional requests to those In-Scope Suppliers who did not complete the CMRT after the initial request or whose CMRT was determined to be incomplete. As necessary, HNH provided guidance to those In-Scope Suppliers who were unfamiliar with the CMRT. After completing its procedural escalations steps, HNH received completed responses from 328 of the In-Scope Suppliers surveyed (55% response rate). (See Appendix A).

From the 328 responses received, the In-Scope Suppliers identified 680 smelters or refiners. Of the 680 smelters or refiners, 583 were identified as certified conflict free smelters (as determined by the CFSI). (See Appendix B).

Independent Private Sector Audit

No independent private sector audit of HNH's Conflict Minerals Report or this Conflict Minerals Report was required or performed for the calendar year ended December 31, 2016.

Risk Mitigation and Future Due Diligence Measures

HNH will continue to monitor CFSI and other industry and regulatory initiatives related to Conflict Minerals and, on an as needed basis, engage third-party experts to assist HNH with its conflict minerals due diligence procedures. HNH is also participating in a yearly Manufacturers Alliance for Productivity and Innovation conference on Conflict Minerals.

HNH will continue to refine its standard operating procedures in an attempt to ensure that new suppliers and products are evaluated as "Conflict Free" prior to formal contract acceptance and new production introduction.

HNH will continue to review its contracts with its suppliers and will work to include, on a go-forward basis, a Conflict Minerals "flow down" clause in new or renewed supplier contracts.

HNH will continue to engage with its direct suppliers and direct them to training resources in an attempt to increase direct supplier response rates and improve the content of the direct supplier survey responses.

HNH will work to improve its suppliers' response rate (which dropped from 89% in 2015 to 55% in 2016). The decrease in supplier response rate from 2015 to 2016 was largely the result of HNH's acquisition of SLI. As a stand-alone reporting company, SLI's supplier response rate was 34% in 2015, improving to 49% in 2016. HNH will strive to improve the overall supplier response rate in 2017 and will track performance on a monthly basis.

HNH improved its percentage of certified conflict free smelters from 83% in 2015 to 86% in 2016. HNH will strive to improve again in 2017 by focusing on smelters not listed as CFSI validated.

HNH will continue to use an on-demand, on-line software solution to assist with the timely and accurate collection, management, aggregation and reporting of conflict minerals information.

HNH will continue to recommend that all suppliers use only smelters that have been validated per the CFSI.

HNH's policies include a standard process to follow-up with suppliers who fail to respond, or respond properly, to the survey. HNH will continue to follow-up per the defined process with suppliers who do not respond or respond in an incomplete manner.

SPLP will continue to carefully review the activities of its consolidated subsidiaries to determine whether additional reporting may be required in the future.

Product Descriptions

HNH's diverse product offerings are manufactured in North America, Europe and Asia and marketed throughout the world. As of December 31, 2016, HNH and its subsidiaries employed over 3,400 people at 47 locations in eight countries. As of December 31, 2016, HNH's business units encompassed the following segments: Joining Materials, Tubing, Building Materials, Performance Materials, Electrical Products, and Kasco Blades and Route Repair Services ("Kasco").

Business Segment	General Product Description
Joining Materials	• Brazing alloys • Brazing fluxes • Brazing and soldering pastes
Tubing	• Stainless steel tubing • Welded carbon steel tubing
Building Materials
•    Roof and deck fasteners
•    Roof insulation adhesives
•    Roof drains, vents and flashing
•    Roof pipe supports
•    Roof repair tape
•    Roof mounting systems
•    Edge metal systems
•    Engineered metal nailers
•    Roof and decking productivity tools

Performance Materials	• Fiberglass fabrics • Fiberglass reinforcing mesh • Aramid fabrics
Electrical Products	• Power electronic equipment • Motion control equipment • Power protection equipment • Power quality electromagnetic equipment • Custom gears • Custom gearboxes • Electric motors, starters and generators
Kasco	• Meat grinder plates and knives • Meat cutting blades • Bakery and bread slicing blades • Wood cutting blades and saws • Cutlery • Blade sharpeners • Butcher supplies • Meat seasonings

As noted in "Due Diligence Measures Performed" above, HNH identified 593 In-Scope Suppliers for inclusion in HNH's 2016 RCOI. HNH surveyed the In-Scope Suppliers with the assistance of the consulting firm RGP. In addition, HNH continued to utilize the iPoint Conflict Materials Platform to survey the In-Scope Suppliers and send the CMRT. HNH reviewed submitted CMRTs against established criteria to determine if further follow-up was required. HNH sent additional requests to those In-Scope Suppliers who did not complete the CMRT after the initial request or whose

CMRT was determined to be incomplete. As necessary, HNH provided guidance to those In-Scope Suppliers who were unfamiliar with the CMRT. After completing its procedural escalations steps, HNH received completed responses from 328 of the In-Scope Suppliers surveyed (55% response rate).

From the 328 responses received, the In-Scope Suppliers identified 680 smelters or refiners. Of the 680 smelters or refiners, 583 were identified as certified conflict free smelters (as determined by the CFSI). (See Appendix B). Because HNH's direct suppliers surveyed were unable to specifically identify all the smelters or refiners in their supply chain, HNH does not know: (i) the mine or location of origin of all of the necessary Conflict Minerals that are or may be contained in its products; (ii) the country of origin of all of the necessary Conflict Minerals that are or may be contained in its products; or (iii) all of the facilities used to process the necessary Conflict Minerals that are or may be contained in its products.

Other Items

SPLP's Conflict Mineral Policy is publicly available at www.steelpartners.com. SPLP encourages individuals or suppliers who wish to report possible violations of its Conflict Minerals Policy to contact the Company via one of the following channels:

•	By logging concerns at steelpartners.ethicspoint.com

•	By calling, toll free:

◦	In the United States, Canada or Puerto Rico: 1-877-254-1690

◦	All other jurisdictions: visit steelpartners.ethicspoint.com for dialing instructions from your country.

APPENDIX A
(In-Scope Suppliers Summary)

	2014	2015	2016
In-Scope Suppliers Identified	208	103	593
Responses Received	154	92	328
In-Scope Suppliers Response Percentage	74%	89%	55%

APPENDIX B
(Smelter / Refiner Summary)

	2014	2015	2016
Total Smelters/Refiners Identified	161	143	680
Total Smelters/Refiners Certified	120	118	583
Certified Smelters Percentage	75%	83%	86%